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                             February 2, 2022

       Patrick Bracewell
       President and Chief Executive Officer
       Forge Group, Inc.
       8401 Connecticut Avenue, Suite 300
       Chevy Chase, MD 20815

                                                        Re: Forge Group, Inc.
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 28,
2022
                                                            File No. 024-11534

       Dear Mr. Bracewell:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

       Amendment No. 4 to Offering Statement on Form 1-A

       General

   1. We note the Offering Statement contains blanks for date the subscription offering will end, the date the
completed stock order form and payment in full for the shares ordered must be received and
the date the subscription rights will expire. We also note the date of the special meeting for
approval of the plan of conversion is completed in the forepart and blank in the main
document. Please complete these blanks in the next amendment or advise us of the
specific reasons the dates cannot be completed.
   2.                                                   In the first paragraph
of the signature page, we note the reference to    Amendment No. 3
 Patrick Bracewell
Forge Group, Inc.
February 2, 2022
Page 2
         to the Offering Statement, which appears to be a typographical error. Please revise.

Part I.
Item 1. Issuer Information, page 1

3. We note your response to prior comment 1 and reissue in part. While Parts II. and III. of your Offering Statement consistently refer to Forge Group, Inc., your
Part I. Item 1. Issuer
         Information of your Offering Statement continues to disclose "Amalgamated Specialty
         Group Holdings, Inc." as the current name of the issuer. Please revise or explain your disparity.

Parts II. and III.
The Conversion and Offering
Proposed Management Purchases, page 110

4. We refer to prior comments 4 and 5 and your responses thereto. Please further revise to clarify that there are no agreements or obligations with respect to the intended share purchases by MCW, MCIF, or Roumell Opportunistic Value Fund, as your response letter appears to indicate.
Management
Executive Compensation, page 126

5. We reference prior comment 8 and your revised disclosure. Your introductory sentence to each of the subsections headed "Summary Compensation Table" and "Director
         Compensation" continue to reference compensation information for 2020. Please refer to
         Item 11 of Part II of Form 1-A and provide updated director and executive officer compensation for your last completed fiscal year.
Amalgamated Casualty Insurance Company and Subsidiaries
Notes to the Condensed Consolidated Financial Statements, page F-58

6. Please revise the ACIC notes for the interim June 30, 2021 period to be marked
         "unaudited."
Exhibits

7.     Please
FirstName     revise Exhibit 11.1
           LastNamePatrick          to include a signed consent from your
independent auditors.
                               Bracewell
Comapany
8.         NameForge
       We note  that the Group,
                         consentInc.
                                   of Boenning & Scattergood, Inc. filed as
Exhibit 11.2 references
       "Form  S-1" in
February 2, 2022 Page 2the third sentence, which appears to be a typographical error. Please revise.
FirstName LastName
 Patrick Bracewell
FirstName  LastNamePatrick Bracewell
Forge Group,  Inc.
Comapany2,NameForge
February    2022      Group, Inc.
February
Page  3 2, 2022 Page 3
FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551- 3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance